SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 2-60487

                           NOTIFICATION OF LATE FILING

           Form 10-K         Form 11-K         Form 20-F     X  Form 10-Q
       ---               ---               ---              ---

___ Form N-SAR
         For Period Ended:------------------------------------------------------
___ Transition Report on Form 10-K        ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F        ___ Transition Report of Form N-SAR
___ Transition Report on Form 11-K
         For the Transition Period Ended: --------------------------------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  United Grocers, Inc.

Address of principal executive office (Street and number):
6433 S.E. Lake Road (Post Office Box 22187), Milwaukie, Oregon  97269

                                     PART II
                             RULE 12B-25 (B) AND (C)

         The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

 X       (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)      The subject  quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

Due to a change in senior management and in key accounting personnel, certain accounting issues need to be resolved prior to completion of the financial statements. The Company is reviewing the net realizable value of certain used equipment, the collectibility of certain receivables and the allowance for inventory obsolescence. The resolution of these items are not determinable at this time, but will be resolved by the time of filing of the Form 10-Q.



                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

John W. White, Vice President                     (503)        833-1000
         (Name)                                (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                                   X  Yes     No
                                                                  ---     ---

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   X  Yes     No
                                                                  ---     ---

         Profitability for the third quarter of fiscal 1997 decreased due to declining sales volume in the member distribution segment, higher amortization expense and higher net interest expense. The Company also recognized higher retail store losses, including the loss on the sale of assets for a closed retail operation. In addition, due to a change in senior management, the Company will be recording a $1.4 million severance reserve. Profitability will also be negatively impacted by the resolution of the accounting issues referred to in
PART III. As a result of these factors, the Company may not be in compliance with certain financial ratio covenants as defined in credit agreements with current lenders.

         United Grocers, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 11, 1997            By /s/ John W. White
                                     John W. White
                                     Vice President




                                      - 2 -